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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER
                            ------------------------



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2007


                             AETERNA ZENTARIS INC.
                       ----------------------------------

                       1405, Parc-Technologique Boulevard
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F            Form 40-F    X
                            ------                ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes           No   X
                            -----         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______




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                                 DOCUMENTS INDEX
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Documents Description
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1.    Press release dated August 14, 2007: AEterna Zentaris appoints
      Jurgen Ernst Chairman of the Board of Directors and David J. Mazzo, Ph.D. a Board Member

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                                                     [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com






                                                          PRESS RELEASE
                                                          For immediate release


AETERNA ZENTARIS APPOINTS JURGEN ERNST CHAIRMAN OF THE BOARD OF
DIRECTORS AND DAVID J. MAZZO, PH.D. A BOARD MEMBER



QUEBEC CITY, QUEBEC (CANADA), AUGUST 14, 2007 -- AEterna Zentaris Inc.
(TSX: AEZ; NASDAQ: AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced the appointments of Jurgen Ernst as Chairman of the Board of Directors and David J. Mazzo, Ph.D., the Company's President and Chief Executive Officer (CEO), to its Board of Directors, effective immediately. Jurgen Ernst has served as Vice Chairman since November 2005 and succeeds Eric Dupont, Ph.D., who has served as Executive
Chairman since January 2003 and who is stepping down from the Board, also effective today.

Jurgen Ernst, Chairman of AEterna Zentaris, stated, "Dr. Dupont's contributions to the growth and evolution of AEterna Zentaris have proven to be invaluable. Since founding the Company in 1991, Dr. Dupont has established AEterna Zentaris as a solid, global biopharmaceutical company. He successfully piloted the spin-off in January 2007 of our former subsidiary, Atrium Innovations Inc., which was created out of the Company's commercial activities at the end of 1999. With AEterna Zentaris emerging earlier this year as a mature, pure-play global biopharmaceutical company with a rich pipeline, the implementation of a highly skilled and well experienced new management team, as well as the Company's secure financial position, Dr. Dupont and the Board of Directors agreed that now would be an appropriate time for him to retire from the Board and for the Company to name a new Chairman of the Board. On behalf of the entire AEterna Zentaris organization, especially the Board of Directors, I would like to personally thank Dr. Dupont for his undying dedication, passion and tenacity over the years, and I am grateful he will remain a special advisor to the Board to ensure a smooth transition."

David J. Mazzo, Ph.D., President and CEO of AEterna Zentaris, added, "We are very pleased that Jurgen Ernst has agreed to take on additional responsibilities as Chairman of our Board of Directors. Jurgen is a seasoned executive, and we will continue to benefit from his 35 years of pharmaceutical industry experience, specifically corporate development and pharmaceutical product marketing expertise."

Dr. Dupont will serve as a special advisor to the Board of Directors of AEterna Zentaris until the end of the year.



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                                                     [AETERNA ZENTARIS LOGO]



ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of AEterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.



                                      -30-

CONTACT:

Jenene Thomas
Senior Director, Investor Relations and Corporate Communications
(908) 938-1475
jenene.thomas@aeternazentaris.com
---------------------------------




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                                    SIGNATURE
                                    ---------

             Pursuant to the requirements of the Securities Exchange Act of

1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    AETERNA ZENTARIS INC.


DATE:  August 15, 2007              By:  /s/ Mario Paradis
----------------------                   --------------------------------------
                                         Mario Paradis
                                         Senior Vice President, Administration
                                         and Affairs and Corporate Secretary